As filed with the Securities and Exchange Commission on December 9 , 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONIC SOLUTIONS
(Name of Subject Company (Issuer))

Options to Purchase Shares of Common Stock, No Par Value
(Title of Class of Securities)

835460106
(CUSIP Number of Class of Securities ( Underlying Common Stock))

Paul Norris
Executive Vice President, Interim CFO, and General Counsel
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945
(415) 893-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James R. Tanenbaum, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104-0185
Telephone: (212) 468-8000
Facsimile: (212) 468-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$212,319	$8.28***

*
Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,934,008 shares of common stock, no par value per share, of Sonic Solutions, will be purchased pursuant to this offer for an aggregate of $212,319 in cash. The actual transaction value will be based on the number of options tendered, if any. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that options to acquire an aggregate of 3,934,008 shares of common stock are purchased at the purchase price applicable to each option under the terms of the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the estimated transaction value.

***	Previously paid

☐ ☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No. Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check	appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sonic Solutions, a California corporation (the “Company” or “Sonic”), with the Securities and Exchange Commission (“SEC”) on November 26, 2008, relating to an offer (the “Offer”) by the Company to eligible employees, officers and directors to purchase certain outstanding eligible options to purchase shares of Sonic’s common stock, no par value per share (“Common Stock”), that were originally granted under the Sonic Solutions 2000 Stock Option Plan, the 2004 Stock Incentive Plan, the 2004 Equity Compensation Plan, and the 2005 Stock Incentive Plan (Non-U.S. Employees) (collectively, the “Plans”) for a cash payment (the “Cash Payment”) subject to the conditions set forth in the Offer to Purchase.  Capitalized terms not otherwise defined shall have the meanings ascribed to them in the Schedule TO and the exhibits to the Schedule TO (collectively, the “Exhibits”).

Extension of Offer

Throughout the Schedule TO and the Exhibits, all references to the expiration date of the Offer, which was originally 11:59 P.M. Eastern Standard Time on December 26, 2008, are hereby amended to extend the expiration date of the Offer until 11:59 P.M. Eastern Standard Time on December 31, 2008. Until that time, if you have previously elected to accept the Offer with respect to your eligible Options, you may withdraw that election with respect to all of those Options.

Except as amended hereby and in the Amendment to the Offer to Purchase, dated December 9, 2008 (Exhibit 99.(a)(1)(Q) hereto) and incorporated herein by reference, all terms of the Offer and all other disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

SCHEDULE TO

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

Exhibit 99.(a)(1)(Q):  Amendment to the Offer to Purchase, dated December 9, 2008.

Exhibit 99.(a)(1)(R):  Form of E-mail dated December 9, 2008, regarding transmittal of Amendment to the Offer to Purchase, dated December 9, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2008.	SONIC SOLUTIONS

	By:	/s/ David S. Habiger
Name: David S. Habiger
Title: President and Chief Executive Officer

SCHEDULE TO

INDEX OF EXHIBITS

The Index of Exhibits to the Schedule TO is hereby amended to add the following exhibits:

Exhibit 99.(a)(1)(Q):  Amendment to the Offer to Purchase, dated December 9, 2008.

Exhibit 99.(a)(1)(R):  Form of E-mail dated December 9, 2008, regarding transmittal of Amendment to the Offer to Purchase, dated December 9, 2008.